SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 21, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 21, 2004

* Print the name and title of the signing officer under his signature.

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ TO JOIN WITH PELAWAN TO DEVELOP
GA-PHASHA PLATINUM GROUP METALS PROJECT

January 21, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO, Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) and Tumelo M. Motsisi, Executive Chairman, Pelawan Investments (Proprietary) Limited ("Pelawan"), are pleased to announce that terms have been agreed, whereby Anooraq and Pelawan will merge their respective Platinum Group Metals ("PGM") assets, comprising Anooraq's Northern Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha Platinum Group Metals Project (the "Ga-Phasha Project"), previously known as the Paschaskraal Joint Venture, on the Eastern Limb of the Bushveld Complex in South Africa.

The Ga-Phasha Project is one of the Black Economic Empowerment ("BEE") joint ventures to be concluded based on an existing agreement in principle between Anglo American Platinum Corporation Limited Group ("Anglo Platinum") and BEE partners in South Africa, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan is negotiating to receive a participation interest equal to 50% of the Ga-Phasha Project and 50% participation interest in the Project will be held by Anglo Platinum. Anglo Platinum is the world's largest producer of platinum group metals. Pelawan is a 100% Black owned BEE Company, whose shareholders comprise a consortium of broadly based Historically Disadvantaged South Africans, including a management team with extensive technical and operational experience in the South African mining industry. Anooraq, through a wholly owned subsidiary, has extensive PGM mineral rights holdings in the Northern Limb of the Bushveld. Anglo Platinum is a joint venture participant with Anooraq on several of these Northern Limb mineral rights holdings.

The Ga-Phasha Project is located on the northern part of the Eastern Limb of the Bushveld Complex, the world's pre-eminent PGM environment. Bushveld deposits host 80% of the world's known PGM resources and account for 67% of global platinum production. The Ga-Phasha property consists of four farms - Paschaskraal, Klipfontein, De Kamp and Avoca - covering an area of approximately 9,700 hectares. Ga-Phasha is immediately adjacent to Anglo Platinum's Twickenham-Hackney property, where a feasibility study has been approved and site infrastructure is being developed for a PGM operation.

Anglo Platinum and other operators have conducted extensive drilling at Ga-Phasha. Mineralization is outlined in both the UG2 and Merensky Reefs, the two main PGM-bearing horizons in the Bushveld Complex. The following is a diluted resource based on 81 drill holes; the average width for UG2 Reef is 0.74 metres and Merensky Reef is 1.19 metres. The mineral resources were estimated using CIM 2000 guidelines. The independent qualified person is Charles Muller, Pr. Sci. Nat.

GA-PHASHA MINERAL RESOURCES
Category	Tonnes	Grade 4PGM (g/t) [1]	Contained Ounces
UG2 Reef (5.0 g/t Cut-Off)
Measured	10,194,000	6.56	2,150,000
Indicated	55,498,000	7.05	12,580,000
Sub-Total	65,692,000	6.97	14,730,000
Inferred[2]	137,427,000	4.32	25,438,000
Merensky Reef (3.5 g/t Cut-Off)
Measured	10,398,000	4.40	1,480,000
Indicated	32,891,000	4.37	4,620,000
Sub-Total	43,289,000	4.39	6,106,000
Inferred[2]	111,506,000	7.10	19,099,000

1 4PGM =platinum + palladium + rhodium + gold
2 Inferred resources outlined on all four farms; measured and indicated on Paschaskraal and Klipfontein farms only.

Under the agreement between Anooraq and Pelawan dated January 21, 2004 (the "Pelawan Agreement"), Anooraq will acquire Pelawan's rights to its 50% participation interest in the Ga-Phasha project in return for 91.2 million common shares of Anooraq ("the Consideration Shares") and a cash payment of no more than ZAR9,250,000. The number of Consideration Shares issued takes into account the dilutive effect of financings undertaken in the future to develop a PGM mine at Ga-Phasha. Of the Consideration Shares, approximately 89 million shares ("the Lock-up Shareholding") will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Anooraq welcomes this lock-up undertaking from Pelawan, as it demonstrates Pelawan's commitment to developing a PGM mine at Ga-Phasha and to further grow Anooraq's PGM asset base organically and/or through acquisition opportunities available to BEE companies in South Africa. Under South African legislation, yet to come into effect, and as part of the overall agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares. Consideration Shares having an aggregate value of C$10 million may be sold by Pelawan during the twelve-month period subsequent to the closing, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of shares held by Pelawan at that time should represent 52% of the then fully diluted shares of Anooraq, thereby ensuring that (post-merger) Anooraq is well positioned to be a wholly constituted entity qualifying as a BEE Company. To the extent that, due to dilutive financings undertaken by Anooraq, Pelawan's shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis, Anooraq will issue such number of shares as is required to make up the deficiency. If, at the end of such twelve-month period, Pelawan holds any surplus shares, 48% of the surplus shares will be returned to the Anooraq treasury and cancelled.

The Pelawan Agreement is expected to close on April 22, 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

Anooraq's President and CEO, Ronald Thiessen said

"We are pleased to have reached this agreement with Pelawan. Our shared objective is to create an Empowerment Company that will develop PGM prospects on the Eastern and Northern Limbs of the Bushveld Complex in South Africa with Anglo Platinum, providing new opportunities for Historically Disadvantaged South Africans ("HDSA") and all Anooraq shareholders. This Empowerment Company brings substantial South African expertise and opportunities together with North American expertise and financial resources. Pelawan is a true value-added shareholder for Anooraq, as it incorporates a management team with mining, geology, metallurgy and engineering expertise and experience. Pelawan's CEO Harold Motaung, for example, is President Elect of the African Minerals Association.

The transaction between Anooraq and Pelawan also represents an opportunity for the North American, and worldwide, investment community to participate in an exciting and substantial PGM Company. Anooraq and Hunter Dickinson are very excited about these development opportunities and look forward to working with our Pelawan partners."

Pelawan's Executive Chairman, Tumelo Motsisi said

"Pelawan's objective has been to utilize its 50% participation interest in Ga-Phasha as a platform to create a new and sustainable Black mining house in South Africa. The basis of the merger is such that Anooraq will retain a minimum 52% HDSA shareholding, subsequent to capital raised for completion of a bankable feasibility study and project financing for the Ga-Phasha JV, as well as for Anooraq's Drenthe/Overysel JV with Anglo Platinum. In addition, Anooraq's listing on the TSX Venture Exchange provides us with the opportunity to raise capital in a very robust and liquid North American equity market where investors are seeking entry into the limited number of PGM opportunities on the Bushveld Complex open to development.

Our new partners at Anooraq, part of the Hunter Dickinson group, have been successful in raising financings for a number of mining projects worldwide. Hunter Dickinson has a depth of mining and mining related expertise that will compliment Pelawan's own skills base of Black mining professionals. This sets the foundation for a truly Black mining house with the requisite technical skills, capital base and capital raising ability to grow within the South African mining industry. Pelawan has always sought to be an independent player within the sector, able to position itself as an attractive suitor for opportunities that may present themselves under the new Minerals Legislation and its associated Charter. With this merger, we are demonstrating that we are sufficiently skilled and capitalized to meet all of our existing and intended future capital and other commitments."

The Hon. Minister of Minerals and Energy - Government of the Republic of South Africa, Ms Phumzile Mlambo-Ngcuka said

"We fully support the Pelawan/Anooraq transaction. It serves as a model for meaningful Black Economic Empowerment entry into and transformation of the South African mining sector. This transaction has been facilitated both through public policy and legislative initiatives as well as private enterprise on the part of Historically Disadvantaged South Africans."

The Department of Minerals and Energy ("DME") supports the Pelawan/Anooraq transaction for the following reasons:

- This deal epitomises what the government would want to see happening in the transformation of the mining sector in terms of bringing in new participants and capital flows into South Africa.

- The current South African mining dispensation offers opportunities to all, South African established companies, foreign companies and Historically Disadvantaged South Africans. Through this deal, Pelawan and Anooraq are amongst pioneers in the transformation process by bringing this policy perspective into reality.

- Of importance are the mechanics of this transaction, bringing together a Black Economic Empowerment Company, an established South African mining house and a foreign company in a value-adding manner that augurs well for future sustainability.

- The DME has always advocated the necessity for operational involvement by Black Economic Empowerment companies in these transactions and this transaction has done exactly that. It brings together people with mining, engineering and related skills that will become productive with immediate effect - thus placing this business on a sustainable growth path.

DME wishes Pelawan and Anooraq success and good luck in this new venture.
For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.